

Mail Stop 4631

February 12, 2010

Via U.S. mail and facsimile

Mr. Greg Grosvenor
Vice President and Chief Financial Officer
Pernix Group, Inc.
860 Parkview Boulevard
Lombard, Illinois 60148

> **RE:**   **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q/A for the periods ended March 31, 2009 and June 30, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 333-92445**

Dear Mr. Grosvenor:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief